QuickLinks -- Click here to rapidly navigate through this document

FOR IMMEDIATE RELEASE

Contact:	Thomas Stienessen Chief Executive Officer (507) 387-2265

NORTHERN STAR FINANCIAL, INC. REPORTS
SECOND QUARTER RESULTS

        MANKATO, Minnesota (February 14, 2002) -- Northern Star Financial, Inc. (NASDAQ/QTC BB: "NSBK") today announced results for the Company, and its wholly owned subsidiary Northern Star Bank for the quarter ending December 31, 2001.

        Northern Star Financial, Inc., reported a net loss of $61,699 in the second quarter of the fiscal year ending June 30, 2002 compared with a net loss of $52,834 in the second quarter of fiscal year 2001. The Basic Loss per share was $(0.13) for the second quarter and $(0.95) per share during the first six months of fiscal year 2002. This compares to a Basic Loss per share of $(0.12) during the second quarter and $(0.23) per share for the first six months of fiscal year ending June 30, 2001.

        Northern Star Bank's total assets increased by $2.5 million during the second quarter of the fiscal year ending June 30, 2002. Loan receivables net of allowance for loan losses increased by $2.9 million for the quarter and by $7.3 million for the first six months of the fiscal year. Northern Star Bank reported a net profit of $26 thousand for the quarter and a net loss of $305 thousand for the six month period ending December 31, 2001. This was a basic profit of $.05 per share during the quarter and a loss of $(0.64) per share for the six month period which compares to a basic profit of $.01 per share for the second quarter and of $.04 per share for the first six months of the prior fiscal year. Northern Star Bank expanded its banking operations into St. Cloud, Minnesota during the first quarter of the fiscal year and, as a result, a comparison of current operating results to the prior fiscal year may not be meaningful.

        When commenting on the announcement, Thomas Stienessen, Chief Executive Officer of Northern Star Financial, indicated that exclusive of an un-planned $271 thousand provision made to the Bank's allowance for loan and lease losses during the first quarter, operating results for the first six months of fiscal year 2002 were substantially on track with expectations. While discussing operating results, Stienessen said, 'We are continuing to see improvements in operations at both the Mankato and St. Cloud banks, while further deterioration in loan quality is not evident.' Stienessen went on to say, 'Pressures on our net interest margin brought on by unprecedented decreases in interest rates appear to have moderated and have been largely offset by increases in our fee income.'

        The Company commenced operations on January 25, 1999 as a bank holding company whose subsidiary provides financial services. Northern Star Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make secured and unsecured loans to business and professional concerns and mortgage loans secured by residential real estate and other consumer loans.

NORTHERN STAR FINANCIAL, INC. SUMMARY FINANCIAL DATA

        The following table summarizes certain historical financial data of Northern Star Financial and its subsidiary on a consolidated basis as of and for the three and six months ended December 31, 2001 and 2000.

	For The Three Months Ended December 31,		As of an For The Six Months Ended December 31,
	2001	2000	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Income:
Interest income	$705,167	$627,533	$1,391,955	$1,170,050
Interest expense	478,117	408,813	985,682	738,748

Net interest income	227,050	218,720	406,273	431,302
Provision for loan losses	38,900	20,050	333,300	40,400
Other non-interest income	205,708	29,961	267,736	59,480
Non-interest expense	455,557	281,465	798,213	533,849

Income (loss) before income tax expense	(61,699)	(52,834)	(457,504)	(98,687)
Income tax expense (benefit)	—	—	—	—

Net income (loss)	$(61,699)	$(52,834)	$(457,504)	$(98,687)

Balance Sheet:
Assets			$45,032,649	$33,539,109
Allowance for loan losses			557,353	221,900
Deposits			35,904,204	27,952,696
Stockholders' equity			2,471,826	2,740,999
Per Share Data:
Net income (loss)—basic	$(0.13)	$(0.12)	$(0.95)	$(0.23)
Net income (loss)—diluted	$(0.13)	$(0.12)	$(0.95)	$(0.23)
Book value			$5.15	$6.41
Other Data
Average shares outstanding—basic	479,506	427,600	479,506	427,600
Average shares outstanding—diluted	479,506	427,600	479,506	427,600

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING INFORMATION AND ACTUAL RESULTS MAY DIFFER.

Statements that Northern Star Financial may publish, including those in this announcement that are not strictly historical, are "forward-looking" statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

"Forward-looking" statements involve known and unknown risks and uncertainties that may cause results to differ materially from those expected and stated in this announcement. Actual results could differ as a result of: (1) a further slow down of the economy, particularly in the Mankato and St. Cloud, MN regions, (2) an increase in loan losses beyond the Company's reserves: and (3) a material increase in operation expenses, due to the Company's expansion into St. Cloud, MN.

QuickLinks

NORTHERN STAR FINANCIAL, INC. REPORTS SECOND QUARTER RESULTS
NORTHERN STAR FINANCIAL, INC. SUMMARY FINANCIAL DATA